UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

     For the month of July, 2011

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Change in Fiscal Year

On June 29, 2011, FlatWorld Acquisition Corp. (the “Company”) changed its fiscal year solely for financial accounting purposes such that the Company’s fiscal year will now end on December 31st of each calendar year.  The Company had initially adopted a fiscal year end of June 30th solely for financial accounting purposes.  As a result of such change, the current financial accounting fiscal year will end on December 31st, 2011.  For financial accounting purposes, the period from June 25th, 2010 (inception) until December 31st, 2010 will be treated as a transitional period. Notwithstanding the foregoing, the Company will elect a tax year end of June 30th and it will maintain adequate books and records to support a June 30th fiscal year end as required under the U.S. federal income tax principles.

Holders of the Company’s ordinary shares and warrants should carefully review the tax information contained in the Company’s initial public offering prospectus dated December 9, 2010 and consult their own tax advisors regarding the tax effects of an investment in the Company’s securities.

Other Events

On June 29, 2011, the Company also reappointed Shri Krishan (S.K.) Gupta to the position of Assistant Secretary, effective immediately.

The Company determined that because of the reappointment of S.K. Gupta as Assistant Secretary, it has met the requirements set forth in Rule 3b-4 of the Securities Exchange Act of 1934, as amended, to qualify as a foreign private issuer on the last business day of its second fiscal quarter (June 30, 2011).  As a result, the Company will be able to continue to avail itself of the foreign private issuer accommodations, including use of the foreign private issuer forms and reporting requirements, beginning June 30, 2011, the determination date on which the Company has reestablished its eligibility as a foreign private issuer.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

July 1, 2011	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President